July 11, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0404

Re:	ONE Gas, Inc.
Registration Statement on S-4
Filed June 13, 2014
File No. 333-196747

Dear Ms. Ransom:

This letter is to respond to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 1, 2014, concerning the above-referenced filing of ONE Gas, Inc. (“ONE Gas”). Concurrently with this letter, ONE Gas is filing Amendment No. 1 to the Registration Statement (the “Amendment”). To facilitate the Staff’s review we have set forth the text of the Staff’s comments in italicized text below.

General

1.	We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The requested supplemental letter is attached hereto as Annex I, which states that ONE Gas is registering the New Notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. You may wish to refer to Question 118.08 of the Securities Act Forms Compliance Disclosure and Interpretations.

Response: ONE Gas respectfully submits to the Staff that it is eligible to incorporate by reference into the Registration Statement on Form S-4 pursuant to Items 10 and 11. In order to utilize Items 10 and 11 of that Form, and thereby incorporate certain information by reference, a registrant must (i) meet the requirements of General Instruction I.A. of Form S-3 (the “Registrant Requirements”), and (ii) satisfy one of three separate requirements, one of which is the aggregate market value requirement of General Instruction I.B.1. of Form S-3 (the “Transaction Requirements”). See General Instruction B.1.a. to Form S-4.

ONE Gas meets the Registrant Requirements set forth in General Instructions I.A. of Form S-3. In particular:

•	ONE Gas is organized under the laws of the State of Oklahoma and has its principal business operations in the United States, meeting the requirements of Instruction I.A.1.

•	ONE Gas has registered its Common Stock pursuant to Section 12(b) of the Exchange Act, meeting the requirements of Instruction I.A.2.

•	ONE Gas has been subject to the requirements of Section 12 of the Exchange Act and has timely filed all the material required to be filed pursuant to the Exchange Act since January 10, 2014. To establish its twelve-month reporting history ONE Gas relies on the reporting of its former parent, ONEOK, Inc. (“ONEOK”), in accordance with Item 9 of Division of Corporation Finance Staff Legal Bulletin No. 4 (“Staff Legal Bulletin No. 4”), dated September 16, 1997, which allows a spun-off subsidiary to “consider its former parent’s Exchange Act reports in determining whether it satisfies Form S-3’s reporting history requirement,” if certain conditions set forth in Item 8 of Staff Legal Bulletin No. 4 are met.

¡	The spin-off of ONE Gas from ONEOK satisfied the five conditions set forth in Item 4 of Staff Legal Bulletin No. 4 for not being required to register the spin-off under the Securities Act;

¡	ONEOK was current in its Exchange Act reporting at the time of the spin-off; and

¡	ONE Gas has substantially the same assets, business, and operations as ONEOK’s natural gas distribution business, about which ONEOK reported extensive data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before the spin-off, including but not limited to in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2013.

Because the spin-off of ONE Gas from ONEOK satisfied the foregoing conditions, ONE Gas is allowed to rely on ONEOK’s reporting history to meet the requirements of Instruction I.A.3.

•	Neither ONE Gas nor its subsidiary has since the end of the last fiscal year for which certified financial statements of ONE Gas and its consolidated subsidiary were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, meeting the requirements of Instruction I.A.5.

•	ONE Gas has complied with its electronic filing requirements under Regulation S-T, meeting the requirements of Instruction I.A.8.

•	Instructions I.A.4., I.A.6. and I.A.7. do not apply as ONE Gas (i) is not registering asset-backed securities, (ii) is not a foreign issuer and (iii) is not a successor registrant.

With respect to the Transaction Requirements, ONE Gas exceeds the $75 million aggregate market value requirement of General Instruction I.B.1. of Form S-3. As of the close of business on June 11, 2014, the aggregate market value of the voting and non-voting ONE Gas common equity held by non-affiliates was approximately $1.9 billion.

Because ONE Gas has met the foregoing requirements for use of Form S-3 as set forth in General Instruction B.1.a. of Form S-4, we respectfully submit that it may incorporate information by reference in accordance with Item 11 of Form S-4.

Exhibit 5.1 – Skadden, Arps, Slate, Meagher & Flom LLP Opinion

3.	We note counsel’s assumptions regarding matters under Oklahoma law in the second and third sentences of the third paragraph on page 2 of its opinion. Please either have counsel delete these assumptions and the New York jurisdictional limitation in its opinion or file as exhibit to your registration statement an additional opinion of counsel under Oklahoma law covering the subject matter of the assumptions. Please refer to Section II.B.1.e of Staff Legal Bulletin No.19.

Response: We have filed as Exhibit 5.2 to the Amendment an additional opinion of counsel with respect to matters governed by Oklahoma law.

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ONE Gas, Inc. hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 918-588-7917, if you need clarification or additional information.

Sincerely,

/s/ Curtis L. Dinan

Senior Vice President, Chief Financial Officer and Treasurer

Annex I

July 11, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0404

Attn: Mara L. Ransom

Re:	ONE Gas, Inc.
Registration Statement on S-4
Filed June 13, 2014
File No. 333-196747

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by ONE Gas, Inc., an Oklahoma corporation (the “Company”), to exchange up to $300,000,000 aggregate principal amount of the Company’s 2.070% Senior Notes due 2019 (the “2019 Exchange Notes”) for any and all of its outstanding 2.070% Senior Notes due 2019 (the “Old 2019 Notes”), $300,000,000 aggregate principal amount of the Company’s 3.610% Senior Notes due 2024 (the “2024 Exchange Notes”) for any and all of its outstanding 3.610% Senior Notes due 2024 (the “Old 2024 Notes”), and $600,000,000 aggregate principal amount of the Company’s 4.658% Senior Notes due 2044 (the “2044 Exchange Notes” and, together with the 2019 Exchange Notes and the 2024 Exchange Notes, the “Exchange Notes”) for any and all of its outstanding 4.658% Senior Notes due 2044 (the “Old 2044 Notes” and, together with the Old 2019 Notes and the Old 2024 Notes, the “Old Notes”), the Company hereby represents and warrants to the staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through a Registration Statement on Form S-4 (File No. 333-196747) (the “Registration Statement”) in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

3. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Old Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer.

5. The Company will also make each exchange offeree participating in the Exchange Offer aware (through the Prospectus or otherwise) that, by tendering the Old Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

6. The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

7. The Company will commence the Exchange Offer for the Old Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Sincerely,

ONE GAS, INC.

By:	/s/ Curtis L. Dinan
Name: Cutis L. Dinan

Title: Senior Vice President, Chief Financial Officer and Treasurer